ENVIRONMENTAL OIL
PROCESSING TECHNOLOGY, INC.
2801 Brandt Ave.
Nampa, Idaho 83687
208-463-0063 o FAX 208-463-7601
www.environmentaloil.com

                                                                   March 8, 2000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Reference:     TMI Holding, Inc.
               Registration Statement on Form 10-SB
               File No. 0-29509
               Filed February 15, 2000

Attention:     Richard K. Wulff
               Chief, Office of Small Business


Dear Mr. Wulff,

This letter responds to your letter to me of February 22, 2000, in which you suggest that we submit a request for withdrawal of the filing. Accordingly we hereby submit our request for withdrawal of our filing. Our intent is to correct the deficiencies in the financial statements and re-file at our earliest opportunity.

If there is any question regarding this matter, please contact Mr. John R. Hansen, Jr., Attorney, at 208-321-4557, or fax at 208-321-0040.

Thank you for your courtesy in this matter.


                                        Sincerely,


                                        /s/ N. Tod Tripple
                                        N. Tod Tripple